Exhibit (a)(1)(iv)

July 31, 2013

Dear Holder of Options to Purchase Shares of Common Stock of Multiband Corporation:

As you are aware, Multiband Corporation (“Multiband”) has entered into a merger agreement with Manatee Merger Sub Corporation (“Merger Sub”), a Minnesota corporation and a wholly-owned subsidiary of Goodman Networks Incorporated (“Parent”), a Texas corporation. Pursuant to the terms of the merger agreement, each outstanding share of Multiband common stock will be converted into the right to receive $3.25 in cash.

It is a condition to the consummation of the merger that all options be cancelled before the merger. Because our 1999 Stock Compensation Plan (the “Plan”) does not permit us to terminate options in the context of a transaction such as the merger without the consent of the option holders, we are making this offer in order to provide a means for our option holders to receive value for their stock options subject to the Plan upon the completion of the offer, whether or not the exercise price of the option is less than the $3.25 per share merger consideration. We are also making this offer in order to ensure that no Multiband stock options will remain outstanding after the consummation of the merger. We expect that the completion of the offer and the merger will be on or about the same date.

With respect to eligible options validly tendered, we will pay cash in an amount equal to the number of shares of our common stock subject to the eligible options multiplied by the greater of (a) the excess of $3.25 over the exercise price per share of such options and (b) $0.50, without interest and reduced in each case by any applicable tax withholding.

The offer to purchase contains the terms of the offer, including a detailed set of questions and answers. Please read the materials carefully, as they contain important information about how to tender your eligible options and receive payment. Please note that the deadline for us to receive your signed election form is 5:00 p.m., Central time, on August 29, 2013, unless the offer is extended pursuant to the terms thereof.

The enclosed election form lists your individual holdings of options that are eligible to be tendered in the offer and the cash payment being offered in exchange for such tender of eligible options. Any cash payment made for your eligible options may be subject to tax withholding.

Please note that options granted under our 2000 Non-Employee Directors Stock Compensation Plan are not subject to this offer.

The Multiband Board of Directors has recommended that you tender your eligible options.

If you have any questions concerning the program, please contact Steve Bell at (763) 504-3000; Steve.Bell@MultibandUSA.com.

Sincerely,

/s/ James L. Mandel

James L. Mandel

Chief Executive Officer